
03025260


SEC MAIL PROCESSING
RECEIVED
JUN 27 2003
WASH. D.C. 153 SECTION

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the fiscal year ended December 31, 2002

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the Transition Period From _____ to ____

Commission File Number 0-14278

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Microsoft Corporation
One Microsoft Way
Redmond, Washington 98052-6399

REQUIRED INFORMATION

The Microsoft Corporation Savings Plus 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the statements of net assets available for benefits as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2002 and schedules, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Microsoft Corporation Savings Plus 401(k) Plan

Date: June 26, 2003



Scott Di Valerio
Member of 401(k) Administrative Committee



Ken DiPietro
Member of 401(k) Administrative Committee



Mike Boyle
Member of 401(k) Administrative Committee

APPENDIX 1

MICROSOFT CORPORATION
SAVINGS PLUS 401(k) PLAN

FINANCIAL STATEMENTS FOR THE
THREE YEARS ENDED DECEMBER 31, 2002,
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2002 AND
INDEPENDENT AUDITORS' REPORT

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

Plan Administrator
Microsoft Corporation Savings Plus 401(k) Plan
Redmond, Washington

We have audited the accompanying statements of net assets available for benefits of the Microsoft Corporation Savings Plus 401(k) Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2002. These financial statements and related supplemental schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Deloitte & Touche LLP
Seattle, Washington
April 17, 2003

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS:		
Investments held by trustee, at fair value:		
Microsoft Corporation Stock Fund	$ 907,876,911	$ 1,172,913,010
Fidelity Growth Company Fund	146,017,622	193,196,932
Fidelity Magellan Fund	144,263,308	165,845,238
Vanguard Institutional Index Fund	124,723,753	-
Fidelity Retirement Money Market Portfolio	93,629,500	75,970,053
Fidelity Intermediate Bond Fund	73,751,545	52,959,301
Janus Worldwide Fund	68,627,195	68,805,711
PIMCO Total Return Fund (Institutional Class)	50,776,521	-
Janus Balanced Fund	45,149,929	26,364,951
Fidelity Overseas Fund	40,642,728	42,218,393
Fidelity Contrafund	38,510,244	27,822,566
Fremont Institutional US MicroCap Fund	36,978,019	39,672,980
Oakmark Equity & Income Fund	34,108,598	6,672,373
Artisan Mid Cap Fund	30,351,321	-
Royce Low Priced Stock Fund	29,875,573	6,434,560
Vanguard Value Index Fund (Institutional Class)	25,693,826	-
Wells Fargo Large Company Growth Fund	5,574,907	-
Spartan U.S. Equity Index Fund	-	153,241,510
Credit Suisse Emerging Growth Fund	-	25,191,238
PIMCO Total Return Fund (Administrative Class)	-	22,484,690
Vanguard Value Index Fund (Administrative Class)	-	16,201,712
Participant loans receivable	21,337,965	16,554,495
Total investments	1,917,889,465	2,112,549,713
Cash:	719,896	1,365,708
Receivables:		
Participant contribution	-	196
Employer contribution	-	98
Total receivables	-	294
NET ASSETS AVAILABLE FOR BENEFITS	$ 1,918,609,361	$ 2,113,915,715

See accompanying notes.

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
THREE YEARS ENDED DECEMBER 31, 2002

	2002	2001	2000
ADDITIONS:			
Net investment income:			
Interest and dividends	$ 14,649,705	$ 13,854,933	$ 65,521,783
Net appreciation (depreciation) in fair value of investments	(469,605,873)	261,463,853	(1,396,146,689)
Total net investment income (loss)	(454,956,168)	275,318,786	(1,330,624,906)
Contributions:			
Participant	249,608,320	218,971,310	204,653,050
Employer	85,630,551	72,057,198	53,180,419
Total contributions	335,238,871	291,028,508	257,833,469
Total additions	(119,717,297)	566,347,294	(1,072,791,437)
DEDUCTIONS:			
Benefits paid to participants	111,666,831	106,071,185	146,497,782
TRANSFERS	36,077,774	-	-
CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	(195,306,354)	460,276,109	(1,219,289,219)
NET ASSETS AVAILABLE FOR BENEFITS:			
Beginning of year	2,113,915,715	1,653,639,606	2,872,928,825
End of year	$ 1,918,609,361	$ 2,113,915,715	$ 1,653,639,606

See accompanying notes.

NOTE 1: DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Microsoft Corporation Savings Plus 401(k) Plan (the Plan) is a defined contribution plan. Eligible employees of Microsoft Corporation (the Company) who have reached 18 years of age may enroll at any time; entry dates are the 1st of the month following enrollment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the Plan 401(k) Administrative Committee, which consists of the Corporate Vice President of Human Resources, Corporate Vice President of Finance responsible for Tax and Audit and Corporate Vice President and Controller. This summary explains the highlights of the Plan. For complete information regarding Plan provisions, participants should refer to the Plan Document.

Effective December 2, 2002, the Great Plains Software, Inc. 401(k) Retirement Savings Plan merged into the Plan. Net assets transferred into the Plan relating to the merger were $36,077,774.

Contributions: Participants may contribute from 1% to 25% of their eligible pre-tax compensation, tax deferred, through payroll deductions subject to regulatory limitations. Participants may also contribute from 1% to 7% of their eligible after-tax compensation, after tax, through payroll deductions. Participant contributions may be suspended at any time. Contributions may be reinstated at any subsequent entry date.

As of July 1, 2002, participants reaching 50 years of age or older may contribute an additional 1% to 25% of their eligible pre-tax compensation, tax deferred, through payroll deductions subject to regulatory limitations. These Catch-up contributions are not matched by Microsoft.

The Company makes a matching contribution each pay period equal to 50% of a participant's contributions up to a 6% contribution rate. The maximum company match is 3% of the participant's eligible compensation.

Participant Accounts: Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting: Employee contributions are immediately 100% vested. As of March 2, 2000, employer matching contributions are immediately 100% vested. Prior to March 2, 2000, employer matching vested fully upon completion of two years of service by a participant, or when a participant reaches age 65, dies, or becomes permanently disabled

Distributions: Active participants may make a withdrawal from cumulative salary deferrals, after-tax contributions and after-tax contribution earnings if the Plan Administrator determines a withdrawal is necessary to avoid a financial hardship; or, if the participant is at least 59-1/2 years of age, a withdrawal may be made from the vested portion of their account. Distributions may also occur if the participant retires, becomes permanently disabled, dies, or terminates employment.

Forfeiture: Prior to March 2, 2000, any non-vested interest of a terminated employee shall not be forfeited to the Plan until a one-year period of severance service has passed or the employee receives a distribution of their entire vested interest in the Plan, whichever occurs first. The Plan allows forfeited amounts to be used to reduce the Company matching contribution for the subsequent year. If a terminated employee is re-employed before five consecutive one-year periods of severance have passed, the forfeited amount will be reinstated to the individual's account.

Administrative expenses: Expenses for administration of the Plan are paid by the Company.

Plan amendment and termination: The Company has the right to modify, amend, suspend or terminate the Plan at any time and for any reason. If the Plan is terminated, account balances will be fully vested and will be distributed in the form and manner determined by the Plan Administrator.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from these estimates.

Valuation of investments and participant loans: Investments in funds are recorded at fair value based on quoted prices. Participant loans are recorded at principal balance, which is not materially different from fair value. Security transactions are accounted for as of the trade date. Dividend income is recorded on the ex-dividend date and interest income is recorded as earned.

NOTE 2: INVESTMENTS

Fidelity Investments (Fidelity) is trustee of the Plan. All Plan investments are held by Fidelity. Plan participants may invest in the following funds. As with any mutual fund, there is no assurance that the funds' goals, as summarized below based on information made available by Fidelity, will be achieved. Fidelity and non-Fidelity fund prospectuses contain full descriptions of each mutual fund listed.

Microsoft Corporation Stock Fund: The Microsoft Corporation Stock Fund consists entirely of the Company's common stock.

Fidelity Growth Company Fund: The Fidelity Growth Company Fund invests mainly in common stocks of companies with above-average growth potential. The fund seeks long-term capital appreciation.

Fidelity Magellan Fund: The Fidelity Magellan Fund invests mainly in equity securities of domestic, foreign, and multinational issuers of all sizes that offer above-average growth potential. The fund seeks long-term capital appreciation.

Vanguard Institutional Index Fund: The Vanguard Institutional Index Fund is a growth and income index mutual fund which invests in all 500 S&P 500 Index® stocks in approximately the same proportion as they are represented in the index. The overall risk level of the fund is moderate to aggressive.

Fidelity Retirement Money Market Portfolio: The Fidelity Retirement Money Market Portfolio strives to maintain a stable $1 share price while its yield will fluctuate with changes in market conditions. The fund seeks as high a level of current income as is consistent with the preservation of capital and liquidity.

Fidelity Intermediate Bond Fund: The Fidelity Intermediate Bond Fund consists of investment-grade fixed income obligations with an average maturity of three to ten years. The fund seeks a high level of current income.

Janus Worldwide Fund: The Janus Worldwide Fund invests primarily in common stocks of foreign and domestic companies. The fund normally invests in issuers from at least five different countries, including the U.S. The fund seeks long-term capital growth.

PIMCO Total Return Fund (Institutional Class): The PIMCO Total Return Fund invests in all types of bonds with an average maturity of five to 12 years. The fund seeks a high level of return that exceeds general bond market indices.

Janus Balanced Fund: The Janus Balanced Fund invests 40% to 60% of its assets in securities selected primarily for their growth potential and 40% to 60% of its assets in securities selected primarily for their income potential. The fund normally invests at least 25% of its assets in fixed-income securities including debt securities and preferred stocks. This fund strives to provide capital growth over the long term.

Fidelity Overseas Fund: The Fidelity Overseas Fund invests mainly in securities of issuers whose principal business activities are outside the U.S. The fund seeks long-term capital growth.

Fidelity Contrafund: The Fidelity Contrafund invests mainly in U.S. and foreign common stocks that the fund's manager believes are undervalued. The fund seeks long-term capital growth.

Fremont Institutional US MicroCap Fund: The Fremont Institutional US MicroCap Fund invests in at least 65% of its total assets in U.S. micro-cap companies. This fund intends to increase the value of long-term capital growth.

Oakmark Equity & Income Fund: The Oakmark Equity & Income Fund invests primarily in a diversified portfolio of U.S. equity and fixed-income securities. The fund invests approximately 50-65% of its total assets in equity securities. This fund intends to provide high current income and preservation of capital.

Artisan Mid Cap Fund: The Artisan Mid Cap Fund invests in companies with market capitalizations between $600 million and $6 billion and demonstrating strong growth characteristics. The fund typically holds a portfolio of 45 to 65 companies, with individual holdings generally less than 5% of the fund. The fund seeks to provide maximum long-term capital growth.

Royce Low Priced Stock Fund: The Royce Low Price Stock Fund invests in both small and micro cap companies that are trading for less than $20 per share at the time of purchase. The low-price stocks that make up this fund carry higher risks than the stocks of larger companies and thereby there is a potential of higher returns. This fund intends to provide long-term capital growth.

Vanguard Value Index Fund (Institutional Class): The Vanguard Value Index Fund is a stock index mutual fund which invests in all the stocks in the Standard & Poor/BARRA Value Index in approximately the same proportion as they are represented in the index. The overall risk level of the fund is moderate to aggressive.

Wells Fargo Large Company Growth Fund: Wells Fargo Large Company Growth Fund seeks long-term capital appreciation. The fund is a Gateway fund that invests substantially all of its assets in a core portfolio. It may invest up to 20% of assets in securities of foreign issuers. The fund normally does not invest more than 10% of assets in securities of any one issuer. It can invest in illiquid and mortgage-backed securities.

NOTE 3: PARTICIPANT LOANS

Plan participants are permitted to borrow up to the lesser of 50% of their total vested account balance or a maximum of $50,000, reduced by the outstanding balance of all other loans the participant holds with the Plan, and further reduced by the excess (if any) of the highest outstanding balance of all loans from the Plan during the previous 12 months over the current outstanding balance of loans. Participants are limited to one residential loan and one nonresidential loan outstanding at one time. The interest rate for residential loans is based on the yield for the Federal Home Loan Mortgage Corporation 30-year mortgage commitment for a standard conventional fixed rate mortgage, plus 1%. The interest rate for nonresidential loans is the prime rate on corporate loans, plus 1%. The range of interest rates was 5.25% - 10.50% for nonresidential loans and 6.53% - 10.33% for residential loans as of December 31, 2002. Loan repayment is made through after-tax semi-monthly payroll deductions over a period of up to 15 years for residential loans and five years for nonresidential loans. If a participant's employment terminates for any reason and the loan balance is not paid in full by the participant within the 60-day payment grace period, the loan balance will be defaulted and will become taxable income to the participant.

NOTE 4: TAX STATUS

The Internal Revenue Service has determined and informed the Plan by a letter dated October 5, 2001 that the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (the Code). The Plan has been amended subsequent to the date of the determination letter; however, the Plan administrator believes that the Plan is in compliance with the applicable requirements of the Code. Therefore, the Plan is tax-exempt as of the financial statement date and, accordingly, no provision for income taxes has been recorded.

NOTE 5: RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT

AS OF DECEMBER 31, 2002

	Shares or units	Cost	Market value
DESCRIPTION OF ASSETS:			
Microsoft Corporation Stock Fund	17,560,482	$ 574,840,213	$ 907,876,911
Fidelity Growth Company Fund	4,122,462	219,055,247	146,017,622
Fidelity Magellan Fund	1,827,043	183,824,102	144,263,308
Vanguard Institutional Index Fund	1,550,326	139,765,582	124,723,753
Fidelity Retirement Money Market Portfolio	93,629,500	93,629,500	93,629,500
Fidelity Intermediate Bond Fund	6,873,397	70,439,681	73,751,545
Janus Worldwide Fund	2,135,923	107,550,133	68,627,195
PIMCO Total Return Fund (Institutional Class)	4,758,812	50,306,310	50,776,521
Janus Balanced Fund	2,525,164	49,947,301	45,149,929
Fidelity Overseas Fund	1,847,397	59,134,910	40,642,728
Fidelity Contrafund	997,675	47,355,039	38,510,244
Fremont MT Institutional US MicroCap Fund	3,738,930	49,900,466	36,978,019
Oakmark Equity Q & Income Fund.	1,895,975	34,998,160	34,108,598
Artisan Mid Cap Fund	1,551,704	33,832,093	30,351,321
Royce Low Priced Stock Fund	3,064,161	33,637,836	29,875,573
Vanguard Value Index Fund (Institutional Class)	1,753,845	31,026,057	25,693,826
Well Fargo Large Company Growth Fund	156,116	6,068,229	5,574,907
Participant loans receivable (5.25% - 10.5%)		-	21,337,965
		$ 1,785,310,859	$ 1,917,889,465

EXHIBIT INDEX

23	Independent Auditors Consent
99.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 23

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-75243 of Microsoft Corporation on Form S-8 of our report dated April 17, 2003, appearing in this Annual Report on Form 11-K of the Microsoft Corporation Savings Plus 401(k) Plan for the year ended December 31, 2002.

Deloitte & Touche LLP

Deloitte & Touche LLP
Seattle, Washington

June 26, 2003

Exhibit 99.1

CERTIFICATION PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 1350)

In connection with the Annual Report of The Microsoft Corporation Savings Plus 401(k) Plan (the "Plan") on Form 11-K for the year ended December 31, 2002 as filed with the Securities and Exchange Commission (the "Report"), I, Steven A. Ballmer, Chief Executive Officer of Microsoft Corporation, certify, pursuant to § 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350), that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Plan.



Steven A. Ballmer
Chief Executive Officer
June 26, 2003

Exhibit 99.2

CERTIFICATION PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 1350)

In connection with the Annual Report of The Microsoft Corporation Savings Plus 401(k) Plan (the "Plan") on Form 11-K for the year ended December 31, 2002 as filed with the Securities and Exchange Commission (the "Report"), I, John G. Connors, Chief Financial Officer of Microsoft Corporation, certify, pursuant to § 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350), that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Plan.



John G. Connors
Chief Financial Officer
June 26, 2003